Issuer Free Writing Prospectus dated October 1, 2024

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated October 1, 2024

Registration Statement No. 333-279569

INLIF LIMITED Issuer Free Writing Prospectus dated October 1, 2024 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated October 1, 2024 Registration Statement No. 333 - 279569 Nasdaq Ticker: INLF Investor Presentation October 2024

This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of INLIF LIMITED (“we”, “us”, or “our”) which are being registered on the Registration Statement and should be read together with the preliminary prospectus included in the Registration Statement we filed with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https://www.sec.gov/Archives/edgar/data/1991592/000121390024081218/ea0200353 - 07.htm The registration highlights basis information about the Company and the offering to which this presentation relates . Because it is a summary, it does not contain all of the information that you should consider before investing in our securities . The Company has filed the registration statement on Form F - 1 (including a preliminary prospectus), as amended (the "Registration Statement") with the SEC or the proposed offering to which this communication relates . The Registration Statement has no yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the proposed offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact AC Sunshine Securities, LLC, by email at: ib@acsunshine.com , or contact INLIF LIMITED via email: ir@yiwate88.com . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with us or our affiliates . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation . 2 Free Writing Prospectus Statement

This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth and expansion, including our ability to meet our goals ; current and future economic and political conditions ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract clients and further enhance our brand recognition ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; the COVID - 19 pandemic ; trends and competition in the industrial manipulator arms industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “ Risk Factor ” in the Registration Statement . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise . Industry Data and Forecasts This presentation contains data related to the manipulator arm industry in China . This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable . The manipulator arm industry may not grow at the rate projected by industry data, or at all . The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares . In addition, the rapidly changing nature of the manipulator arm industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties . Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions . 3 Forward - Looking Statement

INLIF LIMITED Issuer Ordinary Shares Securities Initial Public Offering Offering Type Nasdaq Capital Market: INLF Proposed Listing: Symbol 2,000,000 Ordinary Shares Ordinary Shares Offered by the Issuer 12,500,000 Ordinary Shares Ordinary Shares outstanding prior to completion of this offering 14,500,000 Ordinary Shares assuming no exercise of the underwriters’ over - allotment option 14,800,000 Ordinary Shares assuming full exercise of the underwriters’ over - allotment option Ordinary Shares outstanding immediately after this offering Between US$4.00 and US$6.00 per Ordinary Share Offering Price US$10,000,000 (assuming an offer price of US$5.00 per Ordinary share, being the midpoint of the range of offering price) Gross Proceeds • Approximately 33% for the construction project of the 5G digital intelligent equipment production base • Approximately 25% for establishing 24 local marketing and service offices within the PRC • Approximately 17% for the construction of an industrial robot and automation application technology research and development center • Approximately 25% for working capital Use of Proceeds AC Sunshine Securities LLC Underwriter 4 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Offering Summary

Company Overview We are engaged in the research, development, manufacturing, and sales of injection molding machine - dedicated manipulator arms . We are also a provider of installation services and warranty for manipulator, and accessories and raw materials for manipulator arms . Note: (1) Fiscal year ended December 31 (2) As of the date of the presentation Establishment September 2016 Our Mission To become a world - leading manufacturer of industrial manipulator arms Our Customers • Injection molding machine manufacturers • Industrial automation companies Our Brand iNLIF( Ҿཱི෋ ) $12.61M Net Revenue in Fiscal Year 2023 (1) 64 Effective Patents (2) 15 Registered Trademarks (2) 800+ Customers Served (2) 5 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

# Corporate Structure



LIANKEN EXTERPRISE LIMITED
TIANHUA ENTERPRISE LIMITED
XINGCAN ENTERPRISE LIMITED
WEIBO ENTERPRISE LIMITED
KERUI ENTERPRISE LIMITED
Public Investors
35.013%/30.184%
29.790%/25.681%
18.040%/15.552%
11.157%/9.618%
6%/5.172%
0%/13.793%
INLIF LIMITED (Cayman)
100%
YUNFEI ENTERPRISE LIMITED (BVI)
100%
FANQI ENTERPRISE LIMITED (HK)
100%
JULI ENTERPRISE LIMITED (HK)
offshore
100%
onshore
FUJIAN INLIF TECHNOLOGY CO., LTD (PRC)
94%
6%
EWATT ROBOT EQUIPMENT CO., LTD (PRC)

*See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.*

6

# Our Products

Our products use servo motor drive and employ belts, gears, and rack and pinion for transmission.

**Uses**

- Linear, planar, and three-dimensional workpiece handling
- Detection positioning
- Automatic assembly
- Other processes

**Benefits**

- Replacing manual labor
- Improving production efficiency
- Stabilizing product quality

**Price of Products**

$1,500 - $35,000

## Summary of the Three Series of Manipulator Arms

| | | | | |
|---|---|---|---|---|
| **Transverse and Longitudinal Multi-axis Manipulator Arms** |  Transverse Three-axis Single-arm, Single-section Manipulator Arm |  Transverse Three-axis Single-arm, Double-section Manipulator Arm |  Transverse Five-axis Dual-arm, Single-section Manipulator Arm |  Transverse Five-axis Dual-arm, Double-section Manipulator Arm |
| |  Longitudinal Three-axis Single-arm, Double-section Manipulator Arm |  Longitudinal Five-axis Single-arm, Double-section Manipulator Arm | | |
| **Large-scale Bullhead Multi-axis Manipulator Arms** |  Large-Scale Bullhead Single-arm, Double-section Manipulator Arm | | | |
| **Transverse Single and Double-axis Manipulator Arms** |  Transverse Single-axis Dual-arm Single-section Manipulator Arm |  Transverse Single-axis Dual-arm Double-section Manipulator Arm |  Transverse Dual-axis Single-arm Double-section Manipulator Arm | |

*See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.*

7

Revenue Model The provision of installation services to customers who procure our PRC operating entity’s injection molding machine - dedicated manipulator arms through third - party vendors. Sales of injection molding machine - dedicated manipulator arms under our own brand iNLIF ( ഐ・ཛ ), and the provision of installation and warranty services for the manipulator arms sold 2 Sales of injection molding machine - dedicated manipulator arms accessories, including • conveyor belts • reducer mounting plates • belt clamps • welded bases • and extraction beams Sales of raw materials and scraps of injection molding machine - dedicated manipulator arms We generate revenue from the following sources: 1 3 4 8

2 1 4 3 Comprehensive Quality Control System A Broad Range of Customer Base Strong Research and Development Capability Experienced Management Team Investment Highlights 9 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

# Strong R&D Capability

Our strong R&D capability enable us to provide **innovative and accommodative** products tailored to the market demands.

## R&D Aim

- Develop new products
- Improve our existing products to accommodate the market needs

## R&D Expenses

- Personnel recruitment
- Sample manufacturing
- Materials expense

| 504K | | 1,362K |
|---|---|---|
| FY2022[1] | Increased investment in research and corresponding material consumption | FY2023[1] |

Collaborative relationships with **2** colleges

- Min'nan Science and Technology College
- Min'nan University of Science and Technology

**15** Registered Trademarks[2]

**3** Computer Software Copyrights[2]



*Robot arm feeding production management software V1.0*



*Mechanical Manual Control Process Supervision Application Platform V1.0*



*Robot arm feeding production management software V1.0*

Registered Patents

| 64 Registered Patents[2] | |
|---|---|
| | 28 Invention Patents[2] |
| | 33 Utility Model Patents[2] |
| | 3 Design Patents[2] |

*Note: (1) Fiscal year ended December 31*
*(2) As of the date of the presentation*

*See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.*

10

The quality control management system has earned us a quality - related manufacturing designation, i.e., International Organization for Standardization (“ISO”) certification. We received CE certification for 25 models of manipulator arms for an injection molding machine . Certificates Comprehensive Quality Control System Components and Raw Materials Inspection Process From receipt of components and raw materials to • Inbound storage • Return Production Check Process From production order to • Inbound storage or proceed to next process • Mark, report to supervisor, and issue quality abnormality notice Product Examination Process From notice product inspection to • Packaging and shipment • Mark, report to supervisor, and issue quality abnormality notice ISO9001 Certification CE Certification Quality Control Management System 11 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

# Experienced Management Team



### Mr. Wenzao Huang

*Chairman of the Board of Directors and Director*

- Mr. Huang has served as our director since January 4, 2023 and was appointed as the chairman of the board of directors on August 31, 2023.
- Mr. Huang began his career in the industrial manipulator arms industry in 2016 when he founded our subsidiary Ewatt Robot Equipment Co. Ltd. ("Ewatt") and acted as its chairman of the board of directors since its inception.
- Mr. Huang held senior leadership positions in multiple hardware and plastics manufacturing companies prior to the establishment of Ewatt.
- Mr. Huang has been the legal representative for Chongqing Zhensheng Plastic Products Co., Ltd. since 2015.
- Mr. Huang obtained his bachelor's degree in food engineering from Zhengzhou Grain College, now known as Henan University of Technology, China.



### Mr. Rongjun Xu

*Chief Executive Officer*

- Mr. Xu has served as our Chief Executive Officer since August 31, 2023.
- Mr. Xu joined Ewatt in October 2016 as the research and development manager and was later promoted to vice general manager in 2020.
- Mr. Xu served as the vice general manager for Quanzhou Huasen Hardware and Plastic Products Co., Ltd. from August 2012 to September 2016.
- Mr. Xu obtained his bachelor's degree in electronic commerce from Quanzhou Normal University, China.



### Ms. Yanting Chen

*Chief Financial Officer*

- Ms. Chen has served as our Chief Finance Officer since August 31, 2023.
- Ms. Chen has worked for Ewatt since June 2022 as the vice general manager and financial manager.
- Ms. Chen served as the financial manager for Xiamen Yingnuo'er Charging Source Electronics Co., Ltd. from April 2017 to May 2021.
- Ms. Chen served as the financial manager for Xiamen Xinlechuang Electronics Co., Ltd From July 2011 to March 2017.
- Ms. Chen obtained her bachelor's degree in accounting from Fujian Agriculture and Forestry University, China in 2002.

*See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.*

12

# Board of Directors



**Mr. Wenzao Huang**

*Chairman of the Board of Directors and Director*

- Mr. Huang has served as our director since January 4, 2023 and was appointed as the chairman of the board of directors on August 31, 2023.
- Mr. Huang began his career in the industrial manipulator arms industry in 2016 when he founded our subsidiary Ewatt and acted as its chairman of the board of directors since its inception.
- Mr. Huang held senior leadership positions in multiple hardware and plastics manufacturing companies prior to the establishment of Ewatt.
- Mr. Huang has been the legal representative for Chongqing Zhensheng Plastic Products Co., Ltd. since 2015.
- Mr. Huang obtained his bachelor's degree in food engineering from Zhengzhou Grain College, now known as Henan University of Technology, China.



**Mr. Yunjun Huang**

*Director*

- Mr. Huang has served as our director since April 19, 2023.
- Mr. Huang is the co-founder of Ewatt and has served as the executive director and general manager since Ewatt's establishment.
- Mr. Huang served as the general manager and legal representative for Quanzhou Aichuangxin Mechanical Equipment Co., Ltd. From April 2013 to August 2016.
- Mr. Huang obtained his vocational degree in computer numerical control machining from Sanming Technical School, China in 2008.



**Ms. Yaner Zhang**

*Independent Director Nominee*

- Ms. Zhang has served as a project manager at Pan-China Certified Public Accountants LLP (Xiamen Branch) since January 2021.
- Ms. Zhang served as the financial manager for Xiamen Yangshun Technology Co., Ltd. from June 2017 to December 2020.
- Ms. Zhang served as the financial manager for Xiamen Miluoxi Development Co., Ltd. from May 2015 to May 2017.
- Ms. Zhang obtained her bachelor's degree in accounting from Fujian Agriculture and Forestry University, China in 2009.



**Mr. Yongjun Zhou**

*Independent Director Nominee*

- Mr. Zhou has held the positions of executive vice president and associate researcher at Min'nan University of Science and Technology since December 2019.
- Mr. Zhou served as the vice president of Fujian Normal University Min'nan College of Science and Technology, the predecessor of Min'nan University of Science and Technology From February 2009 to November 2019.
- Mr. Zhou obtained his bachelor's degree in food engineering from Zhengzhou Grain College, now known as Henan University of Technology, China, in 1993.



**Mr. Yongfu Zeng**

*Independent Director Nominee*

- Mr. Zeng is the founder of Fujian Minfang Law Firm and has been serving as its legal representative and managing partner since 2012.
- Mr. Zeng worked as a partner at Fujian Minzhong Law Firm from February 2004 to November 2012.
- Mr. Zeng has been licensed to practice law in the PRC since October 2001.
- Mr. Zeng obtained an undergraduate certificate in law from Xiamen University, China, in 2005.

*See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.*

13

A Broad Range of Customer Base Channels to Source Customers Number of Customers 3 93 1H2024 (1) 2 115 FY2023 (2) 2 99 International Domestic FY2022 (2) Vietnam We have sold products both domestically and internationally, and we served over 660 customers, with 86 being repeat customers since 2020. Jiangsu Anhui Zhejiang Fujian Jiangxi Guangdong We plan to sell our products in Europe before 2026 and have received CE certification for 25 models of manipulator arms, enabling sales in Europe. 14 Note: (1) Six months ended June 30. (2) Fiscal year ended December 31. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Enhance Production Capacity • Plan to invest $5.52 million in a 215,000 sq. ft. 5G production base in Nan’an City. • Plan to use industrial robots and auxiliary equipment with integrated 5G modules. • Plan to channel the data to the control center system and manufacturing execution system (“MES”) in real time. • Expect to increase production capacity by 300% through automation and continuous optimization. Increase R&D Investment • Intend to invest $4.83 million to establish a 13,000 sq. ft. industrial robot and automation application technology R&D center . • Intend to hire 30 additional R&D personnel and purchase advanced equipment to build a platform that focuses on R&D. • Intend to promote our R&D collaboration with more universities and institutes. • Expect to provide and commercialize advanced injection molding machine - dedicated manipulator arms with high quality and in large quantities. Expand Sales Network • Intend to gain more market in southern China and expand its sales network to enter eastern China and Europe . • Intend to operate online stores via Alibaba.com and Made - in - China.com to reach more customers. • Plan to implement a series of initiatives to attract additional sales personnel. • Plan to invest $3.45 million to establish 24 local marketing and service offices across the PRC. Growth Strategies 15 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

# Our Suppliers

## Suppliers of the Operating Entity

Providers of raw materials and auxiliary materials for the manufacturing of manipulator arms, including:

- linear guides
- steel plates
- gear reducers
- servo motors
- servo accessories

## Number of Suppliers(1)



56
150
99
FY2022
FY2023
1H2024

## Sources of Suppliers

Industry exhibitions and expos

Professional journals

Customer referrals

## Key Suppliers(1)



FY2022
20.35%
19.71%
14.25%
45.69%
Xiamen Guangye Bearing
Xiamen Chuanrui
Shenzhen Langyuxin Technology
Others



FY2023
16.46%
12.63%
10.25%
60.67%
Mansi (Xiamen) Intelligent Technology
Cangnan County Yongyi New Material
Fujian Yadeke Intelligent Equipment
Others



1H2024 Unaudited
18.13%
17.80%
64.07%
Tianjin Shenghuatai Steel
Foshan Wenxing Trade
Others

*Note: (1) Fiscal year ended December 31; Six months ended June 30*

*See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.*

16

Sales department receives orders Purchasing department purchases raw materials and components Production is conducted under the supervision of the quality control team Product Inspection Product Packaging Shipment and Delivery We produce products and stock inventory of raw materials, components, and finished goods at the facilities according to the market demand, orders received or expected to receive, and its production plan and capacity. Production and Manufacturing FY2022 1,702 Number of Products Produced (1) 1H2024 Unaudited 985 FY2023 2,711 FY2022 FY2023 1H2024 Unaudited Production Capacity (1) 95.12% 66.54% 78.93% Our production lines run 10 hours per day and 250 days per year Note: (1) Fiscal year ended December 31; Six months ended June 30 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 17

Industry Overview Sales Volume Injection Molding Industry Others Total CAGR (2017 - 2022) CAGR (2022 - 2027E) 20.3% 18.8% 24.5% 21.8% 21.3% 19.7% Classification of China’s Manipulator Arm Market Industrial Robot Manipulator Arm Articulated Robot SCARA Robot Parallel/Delta Robot Manipulator Arm Three - axis manipulator arm Five - axis manipulator arm Bull - headed manipulator arm Longitudinal five - axis side hanging Five - axis side hanging Heavy - duty High - speed 27.2 31.7 38.1 47.2 59.5 68.4 80.0 94.4 113.2 137.2 162.2 16.6 21.4 25.4 30.4 36.9 45.3 56.3 68.1 0 50 100 150 200 250 300 2026E Sales Volume of Manipulator Arms (Thousand) 2017 2018 2019 2020 2021 2022 2023E Note: Others applications include CNC machines and metallurgical machines. 8.5 80.9 35.7 10.4 2024E 2025E 2027E 42.1 51.1 13.0 63.8 93.8 230.3 110.4 131.3 158.5 193.5 35.7 42.1 51.1 63.8 80.9 93.8 110.4 131.3 158.5 193.5 230.3 140 120 100 80 60 40 20 0 180 160 0 50 100 150 200 250 300 +21.4% +24.9% +26.8% Sales Volume of Manipulator Arms (Thousand) Growth Rate (%) +15.9% +17.7% +18.9% 2017 2018 2019 2020 2021 2022 2023E 2024E 2025E 2026E 2027E +20.7% +22.1% +19.0% Growth Rate Sales Volume of Manipulators CAGR (2022 - 2027E) CAGR (2017 - 2022) Sales Volume 19.7% 21.3% China Sales Volume of Manipulator Arm Market (China), 2017 – 2027E 219.8 250.7 293.5 356.5 439.8 493.5 564.5 651.0 760.4 899.3 1,060.6 40 20 0 60 80 100 120 140 0 400 800 1,200 1,600 +14.1% +17.1% +21.5% +23.4% 2017 2018 2019 2020 2021 Sales Revenue of Manipulator Arms (USD Million) Growth Rate (%) +12.2% +14.4% +15.3% +16.8% 2022 2023E 2024E 2025E 2026E +18.3% +17.9% 2027E CAGR (2022 - 2027E) CAGR (2017 - 2022) Sales Revenue 16.5% 17.6% China Growth Rate Sales Volume of Manipulators +17.9% Sales Revenue of Manipulator Arm Market by Application Scenarios (China), 2017 – 2027E Source: Frost & Sullivan See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 18 Sales Revenue of Manipulator Arm Market (China), 2017 – 2027E

# Industry Overview

### Top 10 Manipulator Arm Manufacturers by Revenue (China), 2022

| Ranking | Company | Prince of China | Market Share (%) |
|---|---|---|---|
| 1 | Company A | Guangdong | 4.9% |
| 2 | Company B | Guangdong | 4.6% |
| 3 | Company C | Hubei | 3.4% |
| 4 | Company D | Jiangsu | 2.8% |
| 5 | Company E | Guangdong | 2.8% |
| 6 | Company F | Zhejiang | 2.8% |
| 7 | Company G | Jiangsu | 2.0% |
| 8 | Company H | Guangdong | 1.8% |
| 9 | Company I | Guangdong | 1.5% |
| **10** | **Ewatt** | **Fujian** | **1.4%** |
| Top 10 | | | 28.0% |

### Top 10 Manipulator Arm Manufacturers by Revenue Generated from Injection Molding Industry (China), 2022

| Ranking | Company | Prince of China | Market Share (%) |
|---|---|---|---|
| 1 | Company A | Guangdong | 5.5% |
| 2 | Company B | Guangdong | 4.9% |
| 3 | Company C | Hubei | 3.7% |
| 4 | Company D | Jiangsu | 3.1% |
| 5 | Company E | Guangdong | 2.9% |
| 6 | Company F | Zhejiang | 2.2% |
| 7 | Company G | Jiangsu | 2.2% |
| **8** | **Ewatt** | **Fujian** | **1.8%** |
| 9 | Company H | Guangdong | 1.7% |
| 10 | Company I | Guangdong | 1.6% |
| Top 10 | | | 29.6% |

## Competitive Landscape of China's Manipulator Arm Market

- **China's manipulator arm market is fragmented** with **thousands of participants**.
- Chinese manufacturers have **exceeded foreign players** due to **improved quality** and **lower prices**.
- In 2022, the **top 10 manufacturers held 28.0% of the market share**.
- **Ewatt ranked 10th** with a **1.4% market share** and is one of the **largest manufacturers in Fujian**.
- In the **injection molding industry**, the **top 10 manufacturers** accounted for **29.6% of the market share** in 2022.
- **Ewatt ranked 8th** with a **1.8% market share**.

*Source: Frost & Sullivan*

*See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.*

19

Financial Highlights Revenue and Revenue Growth US$ million Manipulator arms and installation and warranty services Raw materials and scraps Installation services Revenue Breakdown by Major Service Lines 0.22 1.66 FY2022 FY2023 0.10 1.00 FY2022 FY2023 6.18 9.82 FY2022 FY2023 US$ million FY2022 FY2023 12.61 +89.57% 6.65 0.11 0.13 FY2022 FY2023 Accessories 77.83% 7.91% 1.07% 13.19% FY2022 FY2023 92.92% 2.06% 3.35% 1.67% US$ million Note: Fiscal year ended December 31 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 20 US$ million US$ million

2.29 4.16 FY2022 FY2023 US$ million Gross Profit and Gross Profit Margin Net Income 0.54 1.35 FY2022 FY2023 US$ million Gross Profit Margin FY2023 FY2022 32.98% 34.48% +81.33% +151.60% Financial Highlights Note: Fiscal year ended December 31 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 21

Financial Highlights Revenue Breakdown by Major Service Lines 1.15 2.26 1H2023 1H2024 Unaudited Unaudited 0.42 1.05 1H2023 Unaudited 1H2024 Unaudited 3.35 1H2023 1H2024 Unaudited Unaudited US$ million 3.13 1H2023 Unaudited 1H2024 Unaudited 6.74 Revenue and Revenue Growth US$ million +39.67% 4.82 0.12 0.09 1H2023 1H2024 Unaudited Unaudited 49.68% 33.51% 15.51% 1.30% 1H2024 Unaudited 64.95% 23.85% 8.79% 2.40% 1H2023 Unaudited Note: Six months ended June 30 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 22 Manipulator arms and installation and warranty services Raw materials and scraps Installation services Accessories US$ million US$ million US$ million

1.51 1.71 1H2023 Unaudited 1H2024 Unaudited US$ million Gross Profit and Gross Profit Margin Net Income 0.54 0.39 1H2023 Unaudited 1H2024 Unaudited US$ million Gross Profit Margin 1H2024 Unaudited 1H2023 Unaudited 25.45% 31.27% +13.65% - 28.33% Financial Highlights Note: Six months ended June 30 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 23

INLIF LIMITED +86 - 15375760760 ir@yiwate88.com No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, People’s Republic of China Contact Issuer Underwriter AC Sunshine Securities LLC +1 - 689 - 689 - 9686 ib@acsunshine.com 200 E. Robinson Street, Suite 295, Orlando, FL 32801 24